Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

August 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Joshua Gorsky
Tim Buchmiller
Nudrat Salik
Tracey Houser

Re:	Bull Horn Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 28, 2022
File No. 333-265206

Ladies and Gentlemen:

Bull Horn Holdings Corp. (the “Company,” “Bull Horn,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 10, 2022, regarding Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on July 28, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-4

What interests do the sponsor and Bull Horn’s officers and directors and its financial advisors have in the Business Combination?, page 22

1.	We note your new disclosure regarding a potential financing in connection with the Business Combination with Northland acting as placement agent. When known, disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the potential financing.

We respectfully advise the Staff that none of the Company’s sponsor, directors, officers or their affiliates anticipates participating in the potential financing.

Unaudited Pro Forma Condensed Combined Financial Information, page 28

2.	We note your response to comment 1. Please specifically address your consideration of the modification guidance provided in ASC 718 in regards to the exchange of warrants and whether there is any impact of this guidance that needs to be reflected in the pro forma financial information.

We respectfully advise the Staff that we considered ASC 718-20-35-2A which notes modification accounting is required if (1) the fair value, (2) the vesting conditions, or (3) the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. We further considered the limited guidance of ASC 718-20-35-6 and the broader guidance in ASC 805. As none of the conditions noted in ASC 718-20-35-2A exist for the warrants that are being assumed and absent a scenario further noted in ASC 718 or ASC 805, we do not believe that there is an impact to the pro forma financial information in regard to the exchange of warrants.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

3.	We note your response to comment 2. Your disclosures continue to state that you are still determining whether or not this transaction will be pursued, which appears inconsistent with your assertion that the acquisition is probable. Please revise your disclosures as necessary. Please also provide disclosures regarding your basis for determining that these assets will have an alternative future use and should be reflected as an asset rather than expense in the pro forma financial information pursuant to ASC 730-10-25-2.

We respectfully advise the Staff that the proposed transaction has been terminated and all references to this transaction in the pro forma financial information have been eliminated.

Risk Factors

Nasdaq may delist the Company’s securities from trading on its exchange . . ., page 44

4.	We note your disclosure that in order to continue to maintain the listing of the Company’s securities on Nasdaq, the Company’s stock price would generally be required to be at least $4 per share. Please tell us in your response whether you are referring to Nasdaq Listing Rule 5550(a)(2) in this regard and revise your disclosure as appropriate. Additionally, please revise your disclosure to address that the shares of Coeptis Therapeutics, Inc.’s common stock are currently trading at a price below $4.00 per share and to describe the material risk that the Company’s common shares could be delisted by Nasdaq if the Company is unable to maintain a minimum price of $1.00 per share, if applicable, or, if the Company is listing under the alternative initial listing requirements, that the Company could be monitored by Nasdaq for penny stock issues. See Nasdaq IM-5505-2. Alternatively, please tell us why no such disclosure is needed.

We respectfully advise the Staff that this risk factor was referring to the initial listing requirements in Nasdaq Listing Rule 5505, which the combined company will need to meet in connection with the business combination. We have revised the disclosure on page 44 of the Amended Registration Statement in response to the Staff’s comment and to clarify both the initial and continued listing requirements of the Nasdaq Capital Market.

Closing Conditions, page 94

5.	We note your response to prior comment 4. Given that Coeptis Therapeutics, Inc. is a publicly traded company, with a current trading price below $4.00 per share, please provide us with your analysis as to how using the bid price of Bull Horn’s ordinary shares immediately prior to the closing of the business combination satisfies the applicable Nasdaq share price requirement. We also note that while you intend to use the trading price of the Bull Horn shares to meet the share price requirement, you also intend to use the operating history of Coeptis to meet the operating history requirement. Please also provide us with your analysis as to how using the trading price of the Bull Horn ordinary shares for the share price requirement, while using the Coeptis operating history for the operating history requirement, satisfies the applicable Nasdaq listing requirement. Please cite the specific trading price and operating history listing standards you intend to rely upon to list. When appropriate, please tell us whether Nasdaq has preliminarily approved your listing application based on the referenced standards.

We respectfully advise the Staff that we intend to satisfy the Market Value of Listed Securities Standard of the Nasdaq Capital Market set forth in Nasdaq Listing Rules 5505(a) and (b)(2). We have discussed these listing requirements with the Nasdaq staff, who have confirmed that they will look to Bull Horn’s per share trading price (rather than Coeptis’ share price) immediately prior to the closing of the business combination to determine satisfaction of the applicable Nasdaq $4.00 minimum share price requirement. Separately, the Nasdaq staff has confirmed that we may use the operating history of Coeptis to meet the operating history requirement while using the trading price of the Bull Horn ordinary shares for the share price requirement. In any event, the Market Value of Listed Securities Standard under which we seek to list does not include an operating history requirement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

Description of Negotiation Process with Coeptis, page 99

6.	We note your response to prior comment 8 and your revised disclosure on page 100. Please revise your disclosure further to describe the nature of the consultations that Bull Horn had with JonesTrading and Bridgeway regarding the initial valuation of Coeptis.

In response to the Staff’s comment, we have revised the disclosure on pages 100 and 101 of the Amended Registration Statement.

Financial Statements of Coeptis Therapeutics Inc.

Note 3. License Right, page F-49

7.

We note your response to comment 11 and the proposed disclosures provided. We continue to believe more detailed disclosures need to be provided regarding the significant judgments made and basis for those judgments in determining the Co-Development Options have alternative future use and should be recorded as assets pursuant to ASC 730- 10-25-2. The responses dated June 9, 2022 and July 7, 2022 from Coeptis Therapeutics addressed multiple of these judgments including that the pursuit of FDA approval for the use of CD38 assets for at least one indication or medical device approval is at least reasonably expected as well as that there are third parties interested in the technologies which would enable you to sell your rights or sell the CD38 assets upon the written consent of Vy-Gen Bio, which cannot be reasonably withheld.

We have been advised that Coeptis previously received a similar comment from the Staff in connection with its review of Coeptis’ Annual Report on Form 10-K for the year ended December 31, 2021. We understand that Coeptis has recently had calls with, and exchanged correspondence with, the Staff to pre-clear revisions to the referenced Note 3, with the understanding that these pre-cleared changes would be then incorporated into the Amended Registration Statement. Accordingly, we have revised the disclosure on pages F-64 and F-65 of the Amended Registration Statement, with specific reference to Note 3 – License Right, regarding the Co-Development Options, to address the significant judgements that were made and the determination that the options have an alternative future use and were recorded as assets pursuant to ASC 730-10-25-2.

Exhibits

8.	Please ensure that you also provide an updated consent in a subsequent amendment from the auditors of Bull Horn Holdings Corporation. See Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comment, an updated consent from our auditors has been filed as Exhibit 23.1 to the Amended Registration Statement.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 22, 2022

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions or require additional information, please do not hesitate to contact our counsel, Joshua N. Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar
Name:	Robert Striar
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Meister Seelig & Fein LLP